TP FLEXIBLE INCOME FUND, INC.

10 East 40th Street, 42nd Floor

New York, NY 10016

(212) 448-0702

September 25, 2019

Karen Rossotto, Senior Counsel - Office of Disclosure and Review

Christina DiAngelo Fettig, Senior Staff Accountant

Division of Investment Management

U.S. SECURITIES AND EXCHANGE COMMISSION

100 F Street, NE

Washington, DC 20549

Re:	TP Flexible Income Fund, Inc.
Pre-Effective Amendment No. 2 to
Registration Statement on Form N-2 (File No. 333-230251)

On behalf of TP Flexible Income Fund, Inc. (the “Registrant”) and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, I hereby request acceleration of the effective date of the above-captioned Registration Statement to 5:00 p.m. Eastern Time on Wednesday, September 25, 2019 or as soon as practicable thereafter.

The disclosure in the referenced filing is the responsibility of the Registrant. The Registrant represents to the U.S. Securities and Exchange Commission (the “Commission”) that should the Commission, or the staff acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, and the Registrant represents that it will not assert staff comments or the action of the staff to declare the filing effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Registrant further acknowledges that the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosures in the filing.

Should you have any questions concerning this request, please contact me at (212) 448-0702, our counsel Thomas Bacon at (310) 880-2698, or our counsel at Eversheds Sutherland LLP – Cynthia Beyea at (202) 383-0472.

By	/s/ Kristin Van Dask
Kristin Van Dask, Chief Financial Officer